SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2007 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Date: June 27, 2008	/s/ Julian Herencia
Julian Herencia
General Manager

/s/ Hilda Quinones
Hilda Quinones
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE

TWO YEARS ENDED DECEMBER 31, 2007,

SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

EXHIBITS

Exhibit 23—Consent of Deloitte & Touche LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Juan, Puerto Rico

May 30, 2008

Stamp No. 2317998

affixed to original.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
INVESTMENTS — At fair value	$3,686,244	$2,921,851

CONTRIBUTIONS RECEIVABLE:
Participants	2,483
Employer	30,809	—

Total contributions receivable	33,292	—
INTEREST AND OTHER RECEIVABLES	—	3,924

NET ASSETS AVAILABLE FOR BENEFITS	$3,719,536	$2,925,775

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Net investment income:
Interest and dividends	$72,930
Net appreciation in fair value of investments	360,599

Total net investment income	433,529

Contributions:
Participants	293,224
Employer	154,039

Total contributions	447,263

Total additions	880,792
DEDUCTIONS — Benefits paid to participants	87,031

NET INCREASE	793,761
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,925,775

End of year	$3,719,536

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Banco Popular de Puerto Rico – Trust Division.

Retirement Date — Participants are eligible to receive a retirement distribution upon attainment of age 65. The Plan permits early retirement at age 50 if the employee has at least 10 years of participation in the Plan.

Contributions — Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant’s Accounts — Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Plan Sponsor’s contributions and, (b) Plan earnings. Allocation of Plan earnings is based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — Upon termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination — Although the Sponsor has not expressed any intention to terminate the Plan, it has the right to do so. Termination would result in distribution of Plan assets in accordance with ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at December 31, 2007 and 2006.

3.	INVESTMENTS

The following are investments as of December 31, 2007 and 2006 that represented five percent or more of the Plan’s net assets:

	2007	2006
Microsoft Corporation Common Stock	$1,256,787	$990,158
Vanguard Windsor II Fund	260,675	228,831
Federated Trust U.S. Treasury Obligations Fund	980,647	811,685
Fidelity Advisor Growth Fund	695,355	501,016
Mutual Discovery A Fund	209,515	164,456

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2007, including gains and losses on investments bought and sold as well as held during the year, was as follows:

Microsoft Corporation Common Stock	$201,103
Vanguard Windsor II Fund	(1,220)
Fidelity Advisor Growth Fund	141,615
Columbia Small Cap A Fund	(1,559)
Mutual Discovery A Fund	14,813
PIMCO Total Return Adm. Fund	5,847

Total	$360,599

4.	TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan has been amended since receiving the determination letter; however, the Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

During the year ended December 31, 2006, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. Additional contributions amounting to $29,761 were recorded as employer contribution receivable and as employer contributions in the accompanying statements as of and for the year ended December 31, 2007. The Plan Sponsor deposited the additional contribution in February 2008.

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan’s Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for the year ended December 31, 2007 amounted to approximately $23,000.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H - PART IV - ITEM 4(i) ON FORM 5500)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Microsoft Corporation Common Stock	Common stock	$955,411	$1,256,787
	Vanguard Windsor II Fund	Registered Investment Company	248,891	260,675
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	980,276	980,647
	Fidelity Advisor Growth Fund	Registered Investment Company	559,352	695,355
	Columbia Small Cap A Fund	Registered Investment Company	121,560	105,166
	Mutual Discovery A Fund	Registered Investment Company	157,648	209,515
	PIMCO Total Return Adm. Fund	Registered Investment Company	165,805	167,144
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at 1.367% at December 31, 2007	10,955	10,955

	Total		$3,199,898	$3,686,244

*	Party-in-interest